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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  ____________

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14 (D) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                  ____________

                       ZENITH ELECTRONICS CORPORATION
                         (Name of Subject Company)

                       ZENITH ELECTRONICS CORPORATION
                    (Name of Person(s) Filing Statement)

                 COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     (INCLUDING THE ASSOCIATED RIGHTS)
                       (Title of Class of Securities)

                                989349105
                 (CUSIP Numbers of Class of Securities)

                                 _____________

                              ALBIN F. MOSCHNER
                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       ZENITH ELECTRONICS CORPORATION
                            1000 MILWAUKEE AVENUE
                          GLENVIEW, ILLINOIS  60025
                               (708) 391-7383

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                              WITH COPIES TO:

RICHARD F. VITKUS                                 THOMAS A. COLE
ZENITH ELECTRONICS CORPORATION                    SIDLEY & AUSTIN
1000 MILWAUKEE AVENUE                             ONE FIRST NATIONAL PLAZA
GLENVIEW, ILLINOIS  60025                         CHICAGO, ILLINOIS  60603
(708) 391-8064                                    (312) 853-7473


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

   This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated July 21, 1995 (the "Schedule 14D-9"), filed by Zenith Electronics Corporation, a Delaware corporation (the "Company"), relating to the tender offer by LG Electronics Inc., a corporation organized under the laws of the Republic of Korea (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 21, 1995, to purchase up to 18,619,000 shares of common stock, $1.00 par value, of the Company, including the associated common stock purchase rights issued pursuant to the Company's rights agreement, at $10.00 per share, net to seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 21, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the "Offer"). Unless otherwise defined, all terms used in this Amendment have the respective meanings attributed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Company has been served with a Class Action Complaint (the "Complaint"), filed in the Court of Chancery of the State of Delaware in and for New Castle County, against the Company, the Board of Directors of the Company and the Purchaser, alleging that the Board of Directors breached their fiduciary duties and failed to exercise loyalty, good faith and due care toward the Company and the stockholders of the Company in regard to the proposal by the Purchaser to acquire a controlling interest in the Company pursuant to the Offer and the purchase of the Issue Shares (collectively, the "Transaction"). The Complaint seeks to enjoin further steps necessary to accomplish or implement the proposed Transaction, to compensate the plaintiff and members of the class for all losses and damages suffered and to be suffered by them and to award plaintiff costs, including reasonable attorneys', accountants' and experts' fees. A copy of the Complaint is filed as an exhibit hereto and is incorporated herein by reference. The Company believes that the Complaint is without merit and intends to vigorously defend the alleged claims.

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

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.
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Exhibit 8     Gwynne L. Horwitz, SEP IRA, Plaintiff v. Harry G. Beckner,
              et al, Defendants, Class Action Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County as Civil Action No. 14424. (1)

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(1)  Incorporated by reference to the exhibits filed with the Company's
Current Report on Form 8-K dated July 25, 1995.

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

                                SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 1995

                                          ZENITH ELECTRONICS CORPORATION

                                          By: /s/ Albin F. Moschner
                                             ----------------------------
                                             Name:  Albin F. Moschner
                                             Title:  President and Chief
                                                     Executive Officer


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